Exhibit 99.13

CONSENT OF KIRK HANSON

To: United States Securities and Exchange Commission

Re: Endeavour Silver Corp. (the "Company")
Annual Report on Form 40-F
Consent of Expert

This consent is provided in connection with the Company's annual report on Form 40-F for the year ended December 31, 2023 to be filed by the Company with the United States Securities and Exchange Commission (the "SEC") pursuant to the United States Securities Exchange Act of 1934, and any amendments thereto (the "Annual Report"). The Annual Report incorporates by reference, among other things, the Company's Annual Information Form for the year ended December 31, 2023 (the "AIF"), and the Company's Management Discussion and Analysis for the year ended December 31, 2023 (the "MD&A").

I hereby consent to the use of my name and the quotation, summary or incorporation by reference to the AIF and MD&A in the Annual Report of the portions prepared by me of the following technical reports:

  "NI 43-101 Technical Report on the Feasibility Study of the Terronera Project Jalisco State, Mexico - Amended" dated May 15, 2023, with an effective date of September 9, 2021

Dated the 11th day of March, 2024

/s/ Kirk Hanson

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Kirk Hanson, P.E.